UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Mighty Well, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> September 27, 2016

Physical address of issuer
45 Catherine Street, Newport, RI 02840

Website of issuer
www.mighty-well.com

Address of counsel to the issuer for copies of notices
Law Office of Robin Sosnow, PLLC
114 E 25th Street
New York, NY 10010
Attention: Robin Sosnow, Esq.

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 5.0% (five percent) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
December 31, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$41,564.00	$0.00
Cash & Cash Equivalents	$19,303.00	$0.00
Accounts Receivable	$257.00	$0.00
Short-term Debt	$0.00	$0.00

Long-term Debt	$40,000.00	$0.00
Revenues/Sales	$4,984.00	$0.00
Cost of Goods Sold	$430.00	$0.00
Taxes Paid	$255.00	$0.00
Net Income	$1,019.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 17, 2017

FORM C

Up to $500,000.00

Mighty Well, Inc.



Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Mighty Well, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of 5.0% commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing, and 2.0% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$2.50	$47.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.mighty-well.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 17, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.mighty-well.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Mighty Well, Inc. (the "Company") is a Delaware corporation, formed on September 27, 2016. The Company was formerly known as PICCPerfect.

The Company is located at 45 Catherine Street, Newport, RI 02840.

The Company's website is www.mighty-well.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We sell Medical Accessories to Patients and their caregivers. We design and develop all of our products and utilize the highest quality materials in the manufacturing process. All of our products are designed with patients to ensure that they cater to their needs and accomplish their goal of providing comfort and ease of treatment to them

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	50,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	500,000
Total number of Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)*	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	December 31, 2017
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 31

	hereof.

*The quantity of Crowd SAFE Units represented is not inclusive of the commission to Republic, which will result in an increase of Crowd SAFE Units, proportionally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on September 28, 2016. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our continuation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with an early-stage a business operating in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Leslie Smith, Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy who each, respectively, serves as Chairman of the Board; Director; Chief Financial Officer from September 28, 2016 to present; and Chief Executive Officer from September 28, 2016 to present of the Company. The Company has entered into employment agreements with Maria Del Mar Gomez Viela, Yousef Al-Humaidhi,

and Emily Levy although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Leslie Smith, Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Maria Del Mar Gomez Viela, Yousef Al-Humaidhi, and Emily Levy die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We rely on other companies to provide fabrics and clothing fixtures for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide fabrics and clothing fixtures, which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular fabric or clothing fixture.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors in China and manufacturers in the Dominican Republic and Taiwan because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation. Further, personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We plan to implement new lines of business and offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before

exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S., the Netherlands, and Hong Kong.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of fabric and clothing fixtures. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.

Retail customers, such as e-commerce marketplaces in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;
* unplanned expenditures in product development, clinical testing, or manufacturing;
* failure to receive regulatory approvals;
* inability to manufacture on our own, or through any others, product candidates on a commercial scale;
* failure to achieve market acceptance; and
* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.
The 3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S.. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payers. These also continue to evolve and are often unclear and difficult to apply.

In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including the Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.
We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential Purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement actions and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a small group of third-party distributors to effectively distribute our products outside the United States.
We depend, in part, on e-commerce distributors for the marketing and selling of our products in in the United States, the Netherlands, Hong Kong, and soon the United Kingdom. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings requires significant time and resources. To develop and expand our distribution, we must

continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.
The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payers such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.
An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the product, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.
In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payers do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.
Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payer's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payer's decision to cover our products does not assure that other payers will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

We may not timely identify or effectively respond to consumer trends or preferences, involving e-commerce retail which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing through our e-commerce businesses. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns for e-commerce offerings could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expenses in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.
We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns

regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 81.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the

Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Mighty Well is a seller of functional and stylish medical accessories. We design and develop all of our products and utilize the highest quality materials in the manufacturing process. All of our products are designed with our patients in mind to ensure that they cater to their needs and accomplish the goal of providing comfort and ease of treatment for them. Our products include: peripherally inserted central catheter ("PICC") line covers and Mighty Well branded apparel.

Business Plan
The Company is committed to bringing the best user experience to its customers through its innovative products that protect, comfort, and improve the confidence of patients. The Company's business strategy leverages its ability to utilize its community to design and develop its own products to provide its customer's solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its product line in order to widen its reach across the chronically ill market, an approximately 133 million patient population in the US.[1] The Company also supports a community of patients and caregivers, which also helps to spread awareness of the chronically ill while also spreading the brand in our target market.

History of the Business
We were originally carried one product line, PICC lines, catering to a single subset of the vascular access. We have since expanded to cater to the larger market of chronically ill patients. We are currently developing five new products that will capture the vascular access market as a whole, this includes ports, TPN tubes, mastectomy pumps and insulin pumps. We are also in the process of creating products that the large market of chronically ill patients can benefit from, pill cases and treatment packs, which are designed to be more versatile than the existing product line.

The Company's Products

Product / Service	Description	Current Market
PICC line covers	Arm sleeves designed to protect and camouflage PICC lines in a patient's arm	Vascular access patients
Mighty Well Apparel	Shirts and hats for patients and caregivers in the community.	Chronically ill patients and their caregivers

We are constantly researching and developing new products, which we think might appeal to our customers. We currently offer one medical accessory, however, we have five new products in the pipeline and expect to release them in the next six months.

We offer our products via our online website and through www.amazon.com and www.etsy.com. We also sell to wholesale accounts.

Competition
The Company's primary competitor is Care+Wear, a manufacturer of PICC line covers and chest access clothing.

The larger market of chronically ill patients is served by other smaller medical accessories manufacturers. A majority of the market is composed of single product companies that focus on niches within the larger market and

---

[1]http://www.nationalhealthcouncil.org/sites/default/files/NHC_Files/Pdf_Files/AboutChronicDisease.pdf

thus our competition is fragmented into several competitor categories. There is only one competitor that is attempting to unify these markets under a single brand and that is Care+Wear. This is another medical accessory company that started life in 2013. It has yet to move beyond the vascular access market but they are in the process of creating other products outside this niche as we are.

Supply Chain and Customer Base
Given the specialized nature of the products, we are limited to only a few manufacturers that make the best quality of antimicrobial fabrics. As such, we have been getting our raw materials from Sportek in China and importing them to the U.S. for cutting and sewing. However, moving forward we are changing our base material to one more readily available without sacrificing quality and manufacturing abroad as an alternative to the US.

The Company's customers are primarily consumers, medical device providers, hospitals, and hospital gift shops.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87359515, 87359511	024, 045, 010, 044	Mighty Well	March 6, 2017		USA

We have a design patent pending on the PICC line cover and will continue to pursue patents on our future products.

Governmental/Regulatory Approval and Compliance
Our business is not subject to any FDA or safety laws and regulations in the US. Given that a majority of our products are external, not in contact with a vulnerable area, we are subject to the same rules are regulations that surround clothing as opposed to those surrounding medical devices.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 45 Catherine Street, Newport RI 02840.

The Company has no additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	2.00%	$1,000.00	0.40%	$2,000.00
Estimated Attorney Fees	4.00%	$2,000.00	2.00%	$10,000.00
Intermediary Fees	5.00%	$2,500.00	7.50%	$37,500.00
Estimated Accountant/Auditor Fees	2.00%	$1,000.00	1.40%	$7,000.00

Manufacturing	47.00%	$23,500.00	29.00%	$145,000.00
Future Wages	30.00%	$15,000.00	30.00%	$150,000.00
Web Development	10.00%	$5,000.00	10.00%	$50,000.00
Working Capital	0.00%	$0.00	19.70%	$98,500.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$500,000.00**

The Company has absolute discretion to alter the use of proceeds as set forth above.

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due post-closing of the campaign.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Leslie Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman of the Board and Chief Operating Officer: January 5, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As the Chief Operating Officer of Mighty Well, Inc., Leslie is responsible for managing strategy, business process, products, marketing, sales, investor meetings, and supplier relations.
Member of the Board of Directors of 110% Play Harder from September 2013 to 2017.
Founder of Sheridan Smith Group from August 2005 to Present.
Member of the board of directors of Boston Children's Hospital from January 2017 to Present.

Education
Undergraduate degree from Colby-Sawyer College

_____

Name
Emily Levy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer: September 28, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As the Chief Executive Officer of Mighty Well, Inc., Emily is responsible for fundraising, new product development, legal issues related to the Company, and she represents the Company in creating partnerships and in targeted events to increase sales.

Education
Babson College, B.B.A., Technology, Entrepreneurship, and Design (TED)

_____

Name
Yousef Al-Humaidhi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer: September 28, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Junior Analyst at Wafra Investment Advisory Group from September 1, 2015 to June 22, 2016
Analyst at Wafra Capital Partners from September 6, 2016 to present.
As the Chief Financial Officer of Mighty Well, Inc., Yousef is responsible for monthly sales reports, accounting, financial forecasting, and overseeing inventory management and reorder points.

Education
Babson College, B.A., Finance and Entrepreneurship

_____

Name
Maria Del Mar Gomez Viela

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director: September 28, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of Mighty Well, Inc.

Education
Babson College, B.A., Management and Operations
_____

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Yousef Al-Humaidhi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer: September 28, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Junior Analyst at Wafra Investment Advisory Group from September 1, 2015 to June 22, 2016
Analyst at Wafra Capital Partners from September 6, 2016 to present.
As the Chief Financial Officer of Mighty Well, Inc., Yousef is responsible for creating monthly sales reports, accounting, financial forecasting, and overseeing inventory management and reorder points.

Education
Babson College, B.A., Finance and Entrepreneurship
_____

Name
Leslie Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman of the Board and Chief Operating Officer: June 5, 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As the Chief Operating Officer of Mighty Well, Inc., Leslie is in responsible for managing strategy, business process, products, marketing, sales, investor meetings, and supplier relations.
Member of the Board of Directors of 110% Play Harder from September 2013 to 2017.
Founder of Sheridan Smith Group from August 2005 to Present.
Member of the board of directors of Boston Children's Hospital from January 2017 to Present.

Education
Undergraduate degree from Colby-Sawyer College

Name
Emily Levy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer: September 28, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
As the Chief Executive Officer of Mighty Well, Inc., Emily is responsible for fundraising, new product development, legal issues related to the Company, and she represents the Company in creating partnerships and in targeted events to increase sales.

Education
Babson College, B.B.A., Technology, Entrepreneurship, and Design (TED)
_____

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

The Company is authorized to issue 1,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"). As of the date of this Form C, there are 900,000 shares of Common Stock issued and outstanding and 100,000 shares reserved for future stock option grants.

In 2017, the Company issued 900,000 units to its founders and directors with a mixture of immediate vesting and vesting schedules over two and three year periods. As of June 1, 2017 there were 549,000 shares of Common Stock issued and outstanding, of which 515,250 shares of Common Stock were fully vested as of such date. As of June 30, 2017, there were 900,000 shares of Common Stock issued and outstanding, of which 715,250 shares of Common Stock were fully vested as of such date. Currently, there are 900,000 shares of Common Stock issued and outstanding, of which 722,281 shares of Common Stock are vested and 177,719 shares of Common Stock are subject to vesting.

Additionally, the Chairman of the Board, Leslie Smith, has been granted the option to purchase 20,000 shares of the Company's Common Stock at an exercise price of par value per share, and which shall be subject to monthly, pro-rata vesting over a twenty-four (24) month period with such vesting beginning as of the January 5, 2017. Pursuant to the agreement appointing Ms. Smith as Chairman of the Board, the unvested shares of the Option shall immediately terminate if Ms. Smith is either terminated as a board member or is not reelected as Chairman of the Board.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Breakaway Ventures
Amount outstanding	$250,000.00
Interest rate and payment schedule	6% per annum, compounded annually
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	July 31, 2018
Other material terms	Funding was conditioned upon (i) appointment of Leslie Smith as Chairman of Board and (ii) delivery of engagement letter of Leslie Smith or person of similar knowledge and experience, acceptable to Lender.

Type of debt	Founder Loan
Name of creditor	Yousef Al-Humaidhi
Amount outstanding	$19,600
Interest rate and payment schedule	3% per annum, compounded annually
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 19, 2027
Other material terms	N/A

Type of debt	Founder Loan
Name of creditor	Emily Levy
Amount outstanding	$20,400
Interest rate and payment schedule	3% per annum, compounded annually
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 19, 2027
Other material terms	N/A

Valuation

The Company has not conducted any third-party valuation or appraisal and has conducted only (i) sweat equity sales of its securities to its founders; and (ii) offerings of convertible notes under which valuation of the Company's common stock is delayed until a qualified financing. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people. Those people are Emily Levy, Yousef Al-Humaidhi, and Maria del Mar Gomez Viyella.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Emily Levy	46.0%
Yousef Al-Humaidhi	35.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on building out the product line to improve revenues while simultaneously increasing marketing spending.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $137,500 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The company currently has an average burn rate of $11,400.00. This means that the Company currently has an average burn rate of $11,400.00 per month.

The Company has no other sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by

December 31, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

It was determined arbitrarily that each unit would be $1.00 given that the valuation of the units will occur when an equity round occurs. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of 5.0% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principle amount that is equal to 2.0% (two percent) of the aggregate principal amount of all Crowd SAFE Units issued in the Offering.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is KoreConX.

The Securities
We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
See "Capitalization and Ownership" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 90.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Type of debt	Founder Loan
Name of creditor	Yousef Al-Humaidhi
Amount outstanding	$19,600
Interest rate and payment schedule	3% per annum, compounded annually
Amortization schedule	N/A

Describe any collateral or security	N/A
Maturity date	October 19, 2027
Other material terms	N/A

Type of debt	Founder Loan
Name of creditor	Emily Levy
Amount outstanding	$20,400
Interest rate and payment schedule	3% per annum, compounded annually
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	October 19, 2027
Other material terms	N/A

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Emily Levy
_____
(Signature)

Emily Levy
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Emily Levy
_____
(Signature)

Emily Levy
_____
(Name)

Director and Chief Executive Officer
_____
(Title)

11/17/2017
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Yousef Al-Humaidhi
_____
(Signature)

Yousef Al-Humaidhi
_____
(Name)

Director and Chief Financial Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Yousef Al-Humaidhi
_____
(Signature)

Yousef Al-Humaidhi
_____
(Name)

Director and Chief and Financial Officer
_____
(Title)

11/17/2017
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Leslie Smith
_____
(Signature)

Leslie Smith
_____
(Name)

Chairman of the Board and Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Leslie Smith
_____
(Signature)

Leslie Smith
_____
(Name)

Chairman of the Board and Chief Operating Officer
_____
(Title)

11/17/2017
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Maria Del Mar Gomez Viela
_____
(Signature)

Maria Del Mar Gomez Viela
_____
(Name)

Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Maria Del Mar Gomez Viela
_____
(Signature)

Maria Del Mar Gomez Viela
_____
(Name)

Director
_____
(Title)

11/17/2017
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Offering Page

EXHIBIT C

Video Transcript

Mighty Well, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of September 27, 2016 (inception) through December 31, 2016

Prepared by:



IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

Mighty Well, Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 9, 2017

To: Board of Directors of Mighty Well, Inc.
        Attn: Yousef Al-Humaidhi
                yousef@mighty-well.com

Re: 2016 Financial Statement Review
        Mighty Well, Inc.

We have reviewed the accompanying financial statements of Mighty Well, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of income and cash flows for the period of September 27, 2016 (inception) through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Mighty Well, Inc.

Balance Sheet (unaudited)
As of December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

---

ASSETS

		2016
ASSETS		
Current Assets		
	Cash & Cash Equivalents	19,303
	Accounts Receivable	257
	Inventory	22,004
	Total Current Assets	41,564
Non-current Assets		
	None	0
TOTAL ASSETS		**41,564**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Current Liabilities		
	Accounts Payable	0
	Accrued Interest	250
	Deferred Income Tax Liability	255
	Total Current Liabilities	505
Non-current Liabilities		
	Long-Term Debt	40,000
TOTAL LIABILITIES		**40,505**
SHAREHOLDERS' EQUITY		
	Common Stock: 1,000,000 shares authorized, $0.0001 par; 849,000 issued	85
	Additional Paid-in Capital	(45)
	Retained Earnings, net of Distributions	1,019
TOTAL SHAREHOLDERS' EQUITY		**1,059**

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Income Statement (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
Revenues, net of Allowances and Returns	$4,984
Less: Cost of Revenues	430
Total Gross Profit	4,554
Sales and Marketing	922
Operating Expenses	2,108
Total Income from Operations	1,524
Other Income and Expense	0
Interest Expense	250
Total Income before Taxes	1,274
Provision/(Benefit) for Income Taxes	255
NET INCOME	**$1,019**

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Statement of Changes in Shareholders' Equity (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	Common Stock		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount			
Balance at September 27, 2016 (inception)	0	$0	$0	$0	$0
Issuance of Common Stock to Founders	849,000	85	(45)		40
2016 Net Income				1,019	1,019
Balance at December 31, 2016	**849,000**	**85**	**(45)**	**1,019**	**1,059**

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Statement of Cash Flows (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
CASH FLOWS FROM OPERATIONS	
Net Income	1,019
Increase in Inventory	(22,004)
Increase in Accounts Receivable	(257)
Increase in Accrued Liabilities	505
TOTAL CASH FLOWS FROM OPERATIONS	(20,737)
CASH FLOWS FROM INVESTING ACTIVITIES	
None	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	
Proceeds from Issuance of Founder's Shares	40
Proceeds from Long-Term Debt	40,000
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	40,040
NET CHANGE IN CASH POSITION	19,303
Cash, beginning of year	0
Cash, end of year	19,303
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	0
Cash paid for income taxes	0

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016

NOTE 1 - NATURE OF OPERATIONS

Mighty Well, Inc., a corporation formed under the laws of the State of Delaware (the "Company") develops and sells peripherally inserted central catheter (PICC) line covers for the upper arm.

The Company incorporated on September 27, 2016 in the State of Delaware. The Company is headquartered in Newport, Rhode Island.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2016, the Company had low working capital and will likely incur losses in the next twelve months. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Revenue Recognition
The Company recognizes revenue and costs in accordance with US generally accepted accounting principles. In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2016, the Company had $19,303 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016, the Company had $257 of outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2016.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product

development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed a corporate income tax for 2016. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – LONG-TERM DEBT

Two notes were issued by the co-founders to the Company in October 2016 in the total amount of $40,000. The notes accrue interest on the unpaid balance of the note at a fixed rate of 3% per annum compounded annually.

The notes mature on October 19, 2027. The notes are unsecured.   As of December 31, 2016, the Company had $250 of accrued and unpaid interest.

Future maturities of long-term debt are as follows:

Year Ended December 31,	
2017	$0
2018	0
2019	0
2020	0
2021	0
Thereafter	40,000
Total	$40,000

NOTE 5 – RELATED PARTY TRANSACTIONS

Long-Term Debt
In October 2016, the Company has entered into a loan agreement with each of the two co-founders. As of December 31, 2016, $40,000 of long-term debt consisted of loans between related parties. See Note 4 for additional information.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 7 - EQUITY

Issuance of Restricted Common Stock to Founders
In 2016, the Company issued 459,000 and 390,000 shares of common stock totaling 849,000 shares to the two founders of the Company at a purchase price of $80.00.   Shares of common stock issued to one founder totaling 459,000 are not subject to repurchase by the Company ("Repurchase Option"). Shares of common stock issued to the other founder totaling 390,000 of common stock are subject to a Repurchase Option.   As part of the Repurchase Option, the Company has the irrevocable option for a period of 120 days after the date of termination of the founder to repurchase the unvested shares of stock at the original purchase price paid. If the founder is terminated within 18 months of the issuance of the common stock, 25% of the issued shares of common stock will immediately vest. If the event of a change in control of over 50% of the Company's voting power, sale of the Company or disposition of all or substantially all of the assets ("Change in Control"), the remaining shares of common stock will vest on the date of the change in control and requires that the founder remains a service provider on this date. If the founder is involuntarily terminated without cause or voluntarily resigns for good resign within one month before or 12 months following a Change in Control, all unvested shares will immediately vest.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 1) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Restricted Stock to Chairman of the Board of Directors
In January 2017, the Company engaged an individual to be the Chairman of the Board of Directors for a period of two years and thereafter for as long as the individual is elected as Chairman of the Board of Directors. The Company agreed to compensate this individual $10,000 per month plus expenses and to grant an option to purchase the number of shares of the Company's common stock equal to 2% of the fully diluted equity of the Company as of the date of engagement. The shares will vest evenly over 24 months beginning with the date of engagement. The shares will vest 100% upon a merger, change of control or sale of the Company. The unvested shares of the option shall terminate if the individual is either terminated as a board member or is not reelected Chairman of the Board of Directors.

Issuance of Convertible Notes
In January 2017, the Company issued $100,000 of convertible notes. In July 2017, the Company issued another $150,000 of convertible notes. The notes mature eighteen months after issuance and accrue interest at a rate of 6% per year. The notes are automatically convertible into equity on the completion of an equity offering of $3,000,000 or more in gross proceeds ("Next Equity Financing"), or may be converted into equity upon an acquisition event or change in control. The conversion price ("Conversion Price") equals the lower of (i) 80% times the price paid per share for equity securities or (ii) the result of $2,000,000 divided by the number of shares of outstanding common stock (including conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock) of the Company immediately prior to a Next Equity Financing. Upon a change in control which is defined as disposition of all or substantially all of the Company's assets or the percentage ownership of the current voting power of the capital stock falling below 50% prior to the full payment of the convertible notes, the lender, at lender's sole discretion, shall be paid either (i) two times the outstanding principal and accrued interest amount of the convertible note, (ii) all outstanding principal plus accrued interest or (iii) the Conversion Price.

Management's Evaluation
Management has evaluated subsequent events through October 9, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Mighty Well, Inc.

(a Delaware corporation)

Unaudited Financial Statements

Period of September 27, 2016 (inception) through December 31, 2016

Prepared by:

 IndigoSpire

IndigoSpire CPA Group, LLC
Aurora, CO

Financial Statements

Mighty Well, Inc.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

October 9, 2017

To: Board of Directors of Mighty Well, Inc.
        Attn: Yousef Al-Humaidhi
                yousef@mighty-well.com

Re: 2016 Financial Statement Review
        Mighty Well, Inc.

We have reviewed the accompanying financial statements of Mighty Well, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of income and cash flows for the period of September 27, 2016 (inception) through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

Mighty Well, Inc.

Balance Sheet (unaudited)
As of December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

---

ASSETS

		2016
ASSETS		
Current Assets		
	Cash & Cash Equivalents	19,303
	Accounts Receivable	257
	Inventory	22,004
	Total Current Assets	41,564
Non-current Assets		
	None	0
TOTAL ASSETS		**41,564**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Current Liabilities		
	Accounts Payable	0
	Accrued Interest	250
	Deferred Income Tax Liability	255
	Total Current Liabilities	505
Non-current Liabilities		
	Long-Term Debt	40,000
TOTAL LIABILITIES		**40,505**
SHAREHOLDERS' EQUITY		
	Common Stock: 1,000,000 shares authorized, $0.0001 par; 849,000 issued	85
	Additional Paid-in Capital	(45)
	Retained Earnings, net of Distributions	1,019
TOTAL SHAREHOLDERS' EQUITY		**1,059**

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Income Statement (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
Revenues, net of Allowances and Returns	$4,984
Less: Cost of Revenues	430
Total Gross Profit	4,554
Sales and Marketing	922
Operating Expenses	2,108
Total Income from Operations	1,524
Other Income and Expense	0
Interest Expense	250
Total Income before Taxes	1,274
Provision/(Benefit) for Income Taxes	255
NET INCOME	**$1,019**

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Statement of Changes in Shareholders' Equity (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	Common Stock		Additional Paid-in Capital	Accumulated Earnings/ (Deficit)	Total
	# of Shares	$ Amount			
Balance at September 27, 2016 (inception)	0	$0	$0	$0	$0
Issuance of Common Stock to Founders	849,000	85	(45)		40
2016 Net Income				1,019	1,019
Balance at December 31, 2016	849,000	85	(45)	1,019	1,059

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Statement of Cash Flows (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016
See Accountant's' Review Report and Notes to the Financial Statements

	2016
CASH FLOWS FROM OPERATIONS	
Net Income	1,019
Increase in Inventory	(22,004)
Increase in Accounts Receivable	(257)
Increase in Accrued Liabilities	505
TOTAL CASH FLOWS FROM OPERATIONS	(20,737)
CASH FLOWS FROM INVESTING ACTIVITIES	
None	0
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	
Proceeds from Issuance of Founder's Shares	40
Proceeds from Long-Term Debt	40,000
CASH FLOWS FROM SHAREHOLDERS' FINANCING ACTIVITIES	40,040
NET CHANGE IN CASH POSITION	19,303
Cash, beginning of year	0
Cash, end of year	19,303
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	0
Cash paid for income taxes	0

The accompanying Notes are an important and integral part of the financial statements

Mighty Well, Inc.

Notes and Additional Disclosures to the Financial Statements (unaudited)
For the period of September 27, 2016 (inception) through December 31, 2016

NOTE 1 - NATURE OF OPERATIONS

Mighty Well, Inc., a corporation formed under the laws of the State of Delaware (the "Company") develops and sells peripherally inserted central catheter (PICC) line covers for the upper arm.

The Company incorporated on September 27, 2016 in the State of Delaware. The Company is headquartered in Newport, Rhode Island.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2016, the Company had low working capital and will likely incur losses in the next twelve months. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Revenue Recognition
The Company recognizes revenue and costs in accordance with US generally accepted accounting principles. In May 2014, the Financial Accounting Statements Board ("FASB") issued Accounting Standards Update No. 2014-09 which significantly updates the standards for revenue recognition for all entities, public, private and not-for- profit, that have contracts with customers to provide goods or services. For private entities, such as the Company, the effective date for implementation of these new standards is for annual periods beginning after December 15, 2018. No pro-forma or early adoption of these new revenue recognition standards has been implemented by the Company.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 8 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.   As of December 31, 2016, the Company had $19,303 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016, the Company had $257 of outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2016.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero as the Company had not yet begun operations.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product

development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed a corporate income tax for 2016. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – LONG-TERM DEBT

Two notes were issued by the co-founders to the Company in October 2016 in the total amount of $40,000. The notes accrue interest on the unpaid balance of the note at a fixed rate of 3% per annum compounded annually.

The notes mature on October 19, 2027. The notes are unsecured. As of December 31, 2016, the Company had $250 of accrued and unpaid interest.

Future maturities of long-term debt are as follows:

Year Ended December 31,	
2017	$0
2018	0
2019	0
2020	0
2021	0
Thereafter	40,000
Total	$40,000

NOTE 5 – RELATED PARTY TRANSACTIONS

Long-Term Debt
In October 2016, the Company has entered into a loan agreement with each of the two co-founders. As of December 31, 2016, $40,000 of long-term debt consisted of loans between related parties. See Note 4 for additional information.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 7 - EQUITY

Issuance of Restricted Common Stock to Founders
In 2016, the Company issued 459,000 and 390,000 shares of common stock totaling 849,000 shares to the two founders of the Company at a purchase price of $80.00. Shares of common stock issued to one founder totaling 459,000 are not subject to repurchase by the Company ("Repurchase Option"). Shares of common stock issued to the other founder totaling 390,000 of common stock are subject to a Repurchase Option. As part of the Repurchase Option, the Company has the irrevocable option for a period of 120 days after the date of termination of the founder to repurchase the unvested shares of stock at the original purchase price paid. If the founder is terminated within 18 months of the issuance of the common stock, 25% of the issued shares of common stock will immediately vest. If the event of a change in control of over 50% of the Company's voting power, sale of the Company or disposition of all or substantially all of the assets ("Change in Control"), the remaining shares of common stock will vest on the date of the change in control and requires that the founder remains a service provider on this date. If the founder is involuntarily terminated without cause or voluntarily resigns for good resign within one month before or 12 months following a Change in Control, all unvested shares will immediately vest.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 1) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Restricted Stock to Chairman of the Board of Directors
In January 2017, the Company engaged an individual to be the Chairman of the Board of Directors for a period of two years and thereafter for as long as the individual is elected as Chairman of the Board of Directors. The Company agreed to compensate this individual $10,000 per month plus expenses and to grant an option to purchase the number of shares of the Company's common stock equal to 2% of the fully diluted equity of the Company as of the date of engagement.   The shares will vest evenly over 24 months beginning with the date of engagement. The shares will vest 100% upon a merger, change of control or sale of the Company. The unvested shares of the option shall terminate if the individual is either terminated as a board member or is not reelected Chairman of the Board of Directors.

Issuance of Convertible Notes
In January 2017, the Company issued $100,000 of convertible notes.   In July 2017, the Company issued another $150,000 of convertible notes. The notes mature eighteen months after issuance and accrue interest at a rate of 6% per year. The notes are automatically convertible into equity on the completion of an equity offering of $3,000,000 or more in gross proceeds ("Next Equity Financing"), or may be converted into equity upon an acquisition event or change in control.   The conversion price ("Conversion Price") equals the lower of (i) 80% times the price paid per share for equity securities or (ii) the result of $2,000,000 divided by the number of shares of outstanding common stock (including conversion of all securities convertible into common stock, exercise of all outstanding options and warrants to purchase common stock) of the Company immediately prior to a Next Equity Financing. Upon a change in control which is defined as disposition of all or substantially all of the Company's assets or the percentage ownership of the current voting power of the capital stock falling below 50% prior to the full payment of the convertible notes, the lender, at lender's sole discretion, shall be paid either (i) two times the outstanding principal and accrued interest amount of the convertible note, (ii) all outstanding principal plus accrued interest or (iii) the Conversion Price.

Management's Evaluation
Management has evaluated subsequent events through October 9, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	Mighty Well
Logo	
Headline	Consumer fashion company taking fabric tech made for athletes to healthcare

**Cover
photo**



**Hero
Image**



Tags

**Pitch
text**

Deal Highlights

- Mighty Well® applies the fabric and technologies that have been developed for athletes to the healthcare market
- $40B global market opportunity according to the New York Times, which is unbranded and not subject to seasonality
- 250% revenue growth from Q1 to Q3 of 2017 with 1st product launch
- Expected 70% average profit margin for next five product lines
- Raised $250K from the former VP of Marketing at Reebok International

It All Started with a Cut Off Sock,

a Cute Hockey Player, and an 8 AM Finance Class.
Oh, and a PICC Line*

That inspired us to launch our first product, the PICCPerfect® PICC Line Cover, while students at Babson College. Mighty Well® was started once we began to grow beyond our proof of concept.

We created a brand platform that caters to the needs of more than one group of patients and instead focuses on the needs of the $40B global market segment of the market that we are penetrating.



Our First Product, PICCPerfect® PICC Line Cover. Patent Pending.

*PICC Line: Peripherally Inserted Central Catheter used for long-term IV treatment

Patients **Don't** Have To *Look* Like Patients
1 out of 3 Americans Suffers from an Illness

- When someone becomes a patient and/or caregiver, his or her day-to-day experiences and lifestyle change, which requires specific products and solutions that help adapt to the health setbacks.
- Current products are low quality and available options are either are functional, or stylish, but not both.

- Patients' caregivers have a strong desire to help their loved ones who are sick, but lack meaningful products and/or knowledge on how to provide support.

Medical Fashion: An Emerging Market
According to a 2016 New York Times Article, the Global Medical Fashion Industry Has Been Valued at $40B Industry, and $25B in the U.S. Alone

Mighty Well's® first collection of Wearable Wellness™ focuses primarily on the following patient populations: Cancer, Diabetes, and those needed long-term vascular access with PICC lines, ports, and feeding tubes.


MEDICAL FASHION IN THE US
A $25B INDUSTRY
3.6 MILLION
AMERICANS WERE PRESCRIBED EPIPENS® IN 2015
500,000
FEEDING TUBES PLACED ANNUALLY
40 MILLION
AMERICANS HAVE INHALERS
14,140,254
NUMBER OF PEOPLE LIVING WITH CANCER IN THE UNITED STATES IN 2013
8,200,000
EXPECTED PICC LINES AND PORTS IMPLANTED IN 2017
65 MILLION
AMERICANS TAKE 5+
29 MILLION
PEOPLE HAVE

An Untapped & Unbranded Market Opportunity That is Increasing Daily

Current Solutions for Patients are Ugly, Clunky and Feel Like Medical Devices

- Thus, customers have to compromise and resort to cheap throwaways, unstylish options, or product hacks that they see on YouTube.
- There is no seasonality or cyclicality in the patient market, because, unfortunately, people will always be sick.

- Top hospitals and patient advocacy organizations are actively looking for better quality of life products to recommend to their patients.

- Patients and caregivers are already organized online in facebook groups and in-person support groups.
  - Digital marketing efforts will be relatively easy.

- There is the opportunity to classify our products as Class One medical devices that would then open up the potential for insurable products along with increased hospital distribution.
  - Currently, wigs and bras for breast cancer patients are reimbursable by insurance.
- **Mighty Well® is growing to be the brand of choice for patients and their loved ones**


MIGHTY WELL HAS
THE OPPORTUNITY TO:
Set the standard in the medical fashion industry
Provide a better option for the patient gift giving market
Bring patient products to the mainstream
Be the authority on the patient perspective
PERFORMANCE / ACTIVEWEAR
LIFESTYLE / FASHION
WEARABLE WELLNESS
COMMUNITY / MEDIA
TRADITIONAL MEDICAL GEAR

Leading the Global Charge That Changes the Perception of Patients from **Victims to Fighters**

1. Producing a growing line of innovative products for patients and caregivers
2. Building a community for patients and their loved ones to find support via digital content, in-person communities, and

through our brand ambassador program



Carmen, 3, leukemia fighter wearing PICCPerfect®.

We Create the Products That Patients and Healthcare Providers Are

Asking For:

Functional and Stylish Apparel and Accessories That They Can Wear with Confidence - **No Compromise**

- Mighty Well® products are carefully crafted to help patients through challenging health setback and bring as much normalcy as possible back into their lives
- Mighty Well® has created *Wellness You Can Wear™*
- Our products are the best opportunity for patients' caregivers and loved ones to provide meaningful gifts and ways to demonstrate care and support

- *If our stretch funding goal is met, Mighty Well® will invest in having select products become Class One medical devices and implementing data collection (HIPAA compliant) on our website that will help us constantly fine tune and upgrade the platform content and add value our designs and resources*



Mighty Med Organizer: Organize diabetic supplies, holds Epi-Pen®, inhaler, and 7 daily pages to oraganize medications and supplements. Hard exterior shell protects and disguises as tech/cosmetics.



Mighty Pack: Insulated compartments to keep food or medication cold, converts from backpack to tote, fits over a wheelchair, easy to clean separate compartments to keep tech, medical supplies, and personal objects separate. Designed in mind for those with feeding tubes/enteral nutrition.



Mighty Everyday Tank (Women's): Antimicrobial and moisture wicking for the life of the garment, flown outer layer with fitted interior layer to hide feeding tubes, ports for chemo, and pockets to conceal medical supplies, such as an Epi-Pen®, inhaler, and/or diabetic supplies.



Mighty Everyday Tee (Unisex): Antimicrobial and moisture wicking for the life of the garment, bonded seams for comfort, easy access to chest port for chemo or feeding tube, with pocket to conceal medical supplies such as an Epi-Pen®, inhaler, and/or diabetic supplies.



Mighty Wrap Jacket: Smart and easy way to layer, conceal, and access medical devices, and/or stay cozy in and out of hospital rooms. Run chemo infusions without taking jacket off.

These are first run samples from our manufacturing partner.

3 Distinct Product Differentiations

DEVELOPED BY PATIENTS, FOR PATIENTS

Easy access and care of medical devices, medications, and personal belongings.





INNOVATIVE FABRIC TECHNOLOGIES

Athletic fabric technologies and closures applied for healthcare market to ensure comfort at any place, any time.



'PICC'd Up' In The Press









Traction to Date

Revenue Growing 20% Month-Over-Month Since Founding

- Lead investment by the former CMO of Reebok International

- Recruited former CEO of Ralph Lauren Footwear
- Co-branded with lead medical device manufacturers in the Vascular Access Industry, including MedComp and Vygon USA.

- Organic traffic has increased by 822% from Q1 to Q3 of 2017
- Compounded Monthly Growth Rate of over 24% over the last 10 months
- Patent filed on first product: PICCPerfect®
- CEO, Emily Levy, has spoken at top industry conferences over the past year and created strong relationships with industry leaders
  - Including the Association of Vascular Access Annual Scientific Conference two years in a row
  - Infusion Nurses Society Annual Scientific New England Meeting
  - Keynote Speaker at the Fidelity Investment Boundless Summits
- 250% revenue growth from Q1'17 to Q3 '17

- 350% revenue growth in one year



Creating Fighters Across The World

Trusted by Top Healthcare Industry Leaders

Mighty Well's® first product, PICCPerfect®, has been sold in:

- All 50 states
- 17 countries

- 4 continents
- Co-branded with top medical device companies
- Available in every cancer center in the state of Rhode Island
- Prime on Amazon



"I Feel Like I Don't Have To Hide Anymore"

– Customer Testimonial: Molly Luthinger (New Mexico)

A Social-For-Profit Consumer Brand Business Model

Mighty Well® is primarily direct to consumer with select wholesale accounts, and ample ability to expand with increased product offerings and funding.

Phase 1 (September '16-current):
- Products are designed in Boston
- Manufacturing is currently based in Providence, Rhode Island
- Current sales are focused on growing e-commerce with an emphasis on excellent customer service, as well as wholesale

distribution in the top medical centers in the United States
- For healthcare organizations, Mighty Well® influences the key opinion leaders to recommend Mighty Well's® products to improve patient quality of life.

Phase 2 (Q1 '17-2018):
- Formal brand launch for Mighty Well® with entire first product line
- Dual source production in Asia (factories already found)
- Focus on building co-branded partnerships to grow the Mighty Well's® brand name
- Invest in digital marketing video content made for Facebook and Youtube
- Continue to design and produce innovative Wearable Wellness™
- Build out Mighty Well's® physical and online community and networking platform for patients and caregivers, inspiring them to live life undefeated

Phase 3: (Q4 '18- 2019):
- Incorporate HIPAA compliant data repackaging
- Continue to design and produce innovative Wearable Wellness™
- Increase distribution internationally
- Focus on repurposing product for hospital distribution
- Planned Series A

Competition With Room To Grow

There are other brands applying athletic fabrics to the healthcare market; however, they are only focused on the scrubs industry. There is a lack of competitors in the direct to consumer space, with just smaller, niche-focused brands to fill the void.

BRAND	COMPELLING STORY	INNOVATIVE FABRIC & DESIGN	COMMUNITY DRIVEN
MIGHTYWELL	X	X	X
DIRECT TO CONSUMER			
love YOUR melon	X		X
CARE + WEAR		X	
SCRUBS			
FIGS		X	X
JAANUU	X	X	
AEGLE GEAR		X	

Your Investment Will Allow Us To:

1. Send our finalized tech pack design to production and bring fully developed product to market

2. Invest in systems and operations that will allow us to increase our operational efficiencies and revenues

3. Implement compelling and consistent digital marketing

If we reach our stretch goal of $250,0000, your investment will allow us to:
1. Accelerate product development and expand into apparel for medical professionals
2. File select products as Class One medical devices for expanded hospital distribution
3. Build our online platform for patients and caregivers, and increase partnerships for expanded distribution
4. Build out our patient data collection platform

Backed By The Best

Current Investors:

1. Breakaway Innovation Group founded by Dennis Baldwin, former CMO of Reebok International. Breakaway is a brand capital firm that invents and reinvents brands utilizing a unique platform of strategy, creative, activation, investment, and talent



2. $40K invested by Co-Founders while seniors in college

Previous Incubators:

MassChallenge, Draper University, WIN Lab, and Babson College's Summer Venture Program



Mighty Well is Making Moves



WHAT'S NEXT

September '16
Incorporated Mighty Well Inc,
launched the Mighty Well brand
& Shopify website

January '17
Raised $250K convertible note
from Breakaway Innovation
Group, founded by former CMO
of Reebok International

February '17
Recruited former CEO of Ralph
Lauren Footwear and Elizabeth
McGarry's award-winning
design team

November '17
Mighty Well's Meet The Drapers
Episode Airs

December '17
Second Product Launches,
the Mighty Jacket Wrap, for
chemo patients

January '18
Dual source manufacturing in
Rhode Island and Asia to
reduce cost of goods sold

April '18
Official launch of Mighty Well
expanded brand with
additional product collection

September '18
Expand distribution through retail
such as HSN, QVC and select big
box stores

October '18
Planned Series A

2019

A Team With Industry Experience

Our leadership team comes from top athletic, fashion, and medical global brands. Check out the Mighty Well Team section below for our bios!















A Letter From The Founders

We Are Mighty Well® and We Are Your Friend In the Fight™

The mission of Mighty Well® is to help patients and their caregivers turn sickness into strength. We are leading the global charge that changes the perception of patients from victims to fighters.

By talking to peers about their experiences in and out of the hospital, we found a new source of strength: each other.

Mighty Well® is just as much a place for friends, families, and caregivers as it is for patients. We believe we're all in this together. We're all a Friend in the Fight.

As patients and caregivers ourselves, we know there's room for improvement. We know how cold a hospital room can get and how awkward it is to pull out a massive pillbox in class or at the office.

It's why we started Mighty Well®.

We create the products we wish we'd had: functional and stylish apparel and accessories that you can wear with confidence-and content that can help you get through the good times and the bad. We are calling it, Wellness You Can Wear™!

With your investment, we can bring dignity and confidence back into the lives of patients and their loved ones.

(Mighty) Well Wishes,

Emily, Yousef, Maria + Team



Team



Emily Levy

CEO and Co-Founder

Award-Winning Entrepreneur • Keynote Speaker • Babson College '16 w/ a Scholarship for Women's Entrepreneurial Leadership • Technology, Entrepreneurship, & Design (TED) Major • Former Community Manager at Veems • MassChallenge & DraperU Alumna



Yousef Al-Humaidhi

CFO and Co-Founder

Kuwaiti-American Impact Investor • Financial Analyst @ Wafra Capital Partners By Day-Startup Co-Founder for Life • Babson

			College '15 w/ Full Academic Scholarship • Entrepreneurship, Finance, & Economics Majors • MassChallenge & DraperU Alumnus
	Leslie Smith	CSO and Executive Chairman	Former CEO of Ralph Lauren Footwear • Former President of Rue La La • Former President & Senior VP of Global Footwear at Reebok • Current Board of Directors of Boston Children's Hospital League
	Julianne Gauron	Creative Lead	Industrial Designer • Writer • Photographer • Former Designer for: New Balance, Burberry, North Face, NASA RISD Space Grant, & Dear Kate • Designed Olympic Uniforms & Apparel for the Military Special Forces • Former RISD Professor
	Maria del Mar Gomez Viyella	Co-Founder	Award-Winning Latina Entrepreneur with Background in International Family Business • Babson College '16 • Dual Concentrations in TED & Environmental Sustainability • Fluent in Spanish • MassChallenge, WIN Lab & DraperU Alumna
	Elizabeth McGarry	Lead Product Designer	Award-Winning Sports & Streetwear Designer • Former Reebok International Senior Design Manager, Global Men's & Women's Classics Apparel • Former Nike Sportswear Women's Apparel Designer • Principal of McGarry&sons
	Lior Schneider	SEO Analyst	Experienced Marketing Manager with Expertise in SEO/SEM/PPC Management • International Digital Marketing

			Experience in Both Israel & Boston • Former Special Intelligence Solider in the Israeli Defense Force
	Irene Enriquez-Chan	Digital Content Manager	Former Head of Communications for Veems App in Israel • Passionate about Blogging, Writing, Growth Hacking, and Growing Startups
	Patricia Henriques	Board Observer and Operations Advisor	Serial Entrepreneur • Former CEO of Management Alternatives Inc. with Successful Exit • Expertise in Government Contracts, Systems, and Operations • Executive in Residence at Babson College, Georgetown, and Oklahoma State University
	Paula Lamagna	Healthcare Advisor	Boston Children's Hospital Education Coordinator for the IV Team • BSN, RN, VA-BC, CPUI • The Association of Vascular Access Education Team Member • Expert in Pediatrics and Adult Educational Policy

Perks

$25	A thank you shoutout on the Mighty Well website!
$100	Show your pride in officially being a Friend in the Fight with our 'Undefeated' Hat.
$500	All of the above, plus, you get our Friend in the Fight or Undefeated shirt. Whether you are going through a medical setback or have a loved one that is, show your off how you are living Mighty Well

$1,000	Two of Mighty Well's Wearable Wellness pieces for you or someone you love - Mighty Med Organizer and Mighty Pack. These two are versatile pieces for both patients and their loved ones/caregivers.
$10,000	All of the above, plus dinner with Mighty Well team (in Boston, Newport or NYC only). Join us for an evening of strategizing and putting ideas into action!
$25,000	All of the above, plus, a hands-on workshop with our founders and executive team, and the entire collection of Wearable Wellness.

FAQ

Why multiple product lines instead of one?	The market of chronically ill patients is very large, encompassing as many as one-third of the global population. However, the market as a whole is fragmented into submarkets, ex Cancer patients, Vascular access, diabetics, and many more, and as a result, each group requires some specialized products. In order to take advantage of the market as a whole, we need to develop multiple product lines to tackle individual submarkets.
How do we decide which products to create/work on?	We primarily focus on customer needs to guide us in selecting and creating new products. Our basic strategy going forward is to create products that patients within our targeted submarket need and expand outward. Effectively we plan to develop a full suite of products for each submarket to fully cater to it. Most patients go across multiple treatment regimens and as such, there is a lot of crossover between submarkets so it is easy for our team to find and enter new markets through new product offerings.
What's our exit strategy?	This is an untapped market and unseen by most large corporations, yet is emerging. Even Target just released a line of apparel for children with physical and mental disabilities-

including those with feeding tubes. By developing a brand platform that caters to the unmet needs of patients, that was also founded by a patient, we believe this will attract brand loyalty. We anticipate being acquired by either a large consumer-facing medical company, such as Johnson&Johnson, or an athletic industry giant that is looking to get into the medical space, such as Under Armour or Nike, for a competitive advantage.

How do we plan on utilizing funds raised through Republic?

We will use the funds to finance first round production of our new product lines while also providing us the necessary working capital to market and sell the product as quickly as possible in order to make further purchase orders. We also plan on using the capital to streamline operations allowing us to invest less in hiring an expansive team, and instead outsource much of the day to day operations to fulfillment platforms in order to focus on expanding the business through product lines and sales growth.

What are the growth assumptions behind?

We are projecting relatively conservative and steady growth into markets with individual products, however, as is stated above, scaling through other products and using existing traction to sell related products is the path to significant growth. By marketing related products together and effectively cross-selling we can see strong immediate traction on newly introduced product lines allowing us to bolster revenues quickly.

Video Transcript

My name is Emily Levy, and I'm the CEO & co-founder of Mighty Well. I went undiagnosed for seven years with Lyme disease so we decided that I would need a PICC line, so it goes from a vein in the arm directly to the heart. I now had this tube you know hanging out of my arm, people started to look at me as a patient and not as the strong and confident woman that I am, that was really challenging for me. When someone's sick why can't we actually give them products or tips and resources that actually help them? Really just moving beyond my own medical device we noticed that there's this whole population, one out of three Americans has a chronic condition. I believe that just because you're sick doesn't mean that you have to live a sick life. So we're creating everyday essentials, is what we like to call them, wellness that you can wear. We're making all of our products so beautiful that are really driven by sports wear that anyone can wear them but they happen to have medical benefits to them. Our first collection, we're focusing on people who have ports, which are often used for chemotherapy, PICC lines, such as people like myself, those who can't eat so they have feeding tubes, really an entire collection that helps people get from treatment back to everyday life. Our vision is that when someone gets sick you think of Mighty Well. Not only for apparel and gear but for community, for resources, for meet ups. No one needs another gift basket of flowers or Edible Arrangements. Everyone knows someone who's going through a medical setback and we really see that there's strength in community. We see a void in the market and we believe that Mighty Well is the brand to lift people up and really help them turn sickness into strength. Over the past year it's not just investors who are interested in Mighty Well and the market opportunity, we've won numerous industry awards and Mighty Well is becoming the thought leader on the patient perspective. Our early investors see the opportunity of Mighty Well and what this can grow to be. We're inviting you to get in early by investing in our republic campaign. Your investment will help us to increase our product line and distribution, as well as consistent digital marketing and will invest in systems and operations which help to increase our bottom line and revenue. Being a patient myself, I've seen what it's like first hand of having to go through that medical experience and how it effects my loved ones. We feel that patients deserve dignity and confidence and products that actually help them through their everyday life instead of cheap throwaways that are just a temporary solution. Mighty Well is that brand to both lift up their spirits and provide products for them to be able to live their best life. Thank you so much for your consideration and we hope that you become a friend in the fight.